Exhibit 21.1

Guess?, Inc.
List of Subsidiaries

Investment In	Location	Owned By	Percentage of Ownership
Guess? Retail, Inc.	United States	Guess?, Inc.	100%
Guess? Licensing, Inc.	United States	Guess?, Inc.	100%
Guess.com, Inc.	United States	Guess?, Inc.	100%
Guess? Value LLC	United States	Guess? Retail, Inc	100%
Guess? IP GP LLC	United States	Guess? Licensing, Inc.	100%
Guess? IP LP LLC	United States	Guess?, Inc.	100%
Guess? IP Holder L.P.	United States	Guess? IP LP LLC	82.7%*
Guess? Royalty Finance LLC	United States	Guess? IP Holder L.P.	100%
Guess? Canada Corporation	Canada	Guess?, Inc.	100%
Guess? Canada Retail, Inc.	Canada	Guess? Canada Corporation	100%
Guess? Europe, B.V.	Netherlands	Guess?, Inc.	100%
Guess Italia, S.r.l.	Italy	Guess? Europe, B.V.	100%

*The remaining 17.3% is owned by Guess? IP GP LLC.